Exhibit 99.2

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States but for Mr. Lucas who is a citizen of France. Also set forth below is the number of shares of Class C Common Stock beneficially owned by such persons as of market open on March 19, 2026. Shares reflected include the following number of shares of Class C Common Stock received in the in-kind distributions described further in this Amendment No. 13 and related transfers: on (i) March 5, 2026: Egon Durban (70,473), Kenneth Hao (43,348), Gregory Mondre (44,959), Joseph Osnoss (10,778), and Christian Lucas (12,707) and (ii) on March 19, 2026: Egon Durban (12,115), Kenneth Hao (11,210), Gregory Mondre (11,349), Joseph Osnoss (3,624), and Christian Lucas (1,965).

In the past 60 days, there have been no other transactions by such persons in the Class C Common Stock, except that (i) on March 5, 2026, a trust affiliated with Mr. Hao donated 41,162 shares of Class C Common Stock to a charitable foundation related to Mr. Hao which then sold the 41,162 shares of Class C Common Stock on March 6, 2026 at an average weighted price of $143.44, (ii) on March 5, 2026 and March 6, 2026, investment entities affiliated with Mr. Hao, sold 1,522 and 664 shares of Class C Common Stock, respectively, at average weighted prices of $144.40 and $143.44, respectively, (iii) on March 17, 2026, a trust affiliated with Mr. Osnoss initiated the transfer of 16,500 shares of Class C Common Stock that is anticipated to close on March 19, 2026.

Name	Business Address	Principal Occupation	Class C Common Stock Beneficially Owned
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	1,304,244
Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.	11,210
Christian Lucas	c/o Silver Lake 60 Avenue John F. Kennedy L-1855 Luxembourg	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	118,624
Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	623,126
Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	168,627